Mail Stop 4720

September 4, 2009

Christopher Anzalone
Chief Executive Officer
Arrowhead Research Corporation
201 South Lake Avenue, Suite 703
Pasadena, CA 91101

> **Re:** **Arrowhead Research Corporation**
> **Schedule 14A**
> **Filed August 18, 2009**
> **File No. 000-21898**

Dear Mr. Anzalone:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Ryan Murr
Rachael Simonoff Wexler
Goodwin Procter LLP
Three Embarcadero Center, 24th Floor
San Francisco, CA 94111
Fax: 415-677-9041